

December 15, 2010

<u>Via Facsimile and U.S. Mail</u>

Mr. Kevin M. Goodwin
President
SonoSite, Inc.
21919 30th Drive SE
Bothell, WA

> **Re:** **SonoSite, Inc.**
> **Form 10-K for year ended December 31, 2009**
> **Filed March 26, 2010**
> **Form 10-Q for the quarterly period ended September 30, 2010**
> **File No. 0-23791**

Dear Mr. Goodwin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for year ended December 31, 2009</u>

<u>Patents . . ., page 8</u>

1. In future filings, please clarify the duration of your intellectual property, including your patents.

Manufacturing, page 9

2.   Please tell us, and revise future filings to clarify, the nature of your arrangement with the circuit board supplier mentioned on page 15. For example, are you guaranteed a minimum number of circuit boards in a given period?

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 28

Gross Margin, page 30

3.   Please tell us, and revise future filings to clarify, how "product mix" impacted your results of operations. It is unclear from your disclosure how such mix "improved" as compared to the prior period, including what effect, if any, new products had on the revenues and gross margins you disclose.

Liquidity and Capital Resources, page 32

4.   Please revise future filings to discuss material changes in the underlying drivers of your working capital changes (e.g. cash receipts from the sale of goods and cash payments to acquire supplies and components or goods for resale), rather than merely describing items identified on the face of the statement of cash flows to provide a sufficient basis for a reader to analyze the change. Refer to Item 303(a) of Regulation S-K and Release 33-8350.

Financial Statements, page 65

Note 2. Summary of Significant Accounting Policies, page 48

5.   In light of the acquisitions of CDIC in 2009 and VisualSonics in 2010, please tell us and revise your disclosures in future filings to disclose your accounting policies with respect to your segment reporting. Refer to FASB Accounting Standards Codification Topic 280. In this regard, we note your disclosures on page 77 (Note 14) and in Note 9 of Form 10-Q for the quarterly period ended September 30, 2010 that you have one reportable segment. Please tell us the number of operating segments you have identified in accordance with paragraphs 280-10-50-1 through 280-10-50-9 of the FASB Accounting Standards Codification. As applicable, please also provide us with your detailed analysis of paragraphs 280-10-50-10 through 280-10-50-19 of the FASB Accounting Standards Codification supporting your conclusion that you have one reportable segment.

Note 6. Acquisitions, page 59

6.   We note the valuation of your intangible assets was primarily determined using the income and market approaches. Given the significance of your allocation to intangible assets, please tell us and revise future filings to disclose your valuation methodology and principle assumptions used for each of your major intangible assets. This comment also applies to Note 5. Acquisitions in Form 10-Q for the quarterly period ended September 30, 2010.

Note 14. Segment Reporting, page 77

7.   We note your disclosure of revenue by geographic location. If revenues from external customers attributed to an individual foreign country within the Europe, Africa and the Middle East or Asia Pacific geographic markets are material, please revise future filings to separately disclose those revenues. This comment also applies to Note 9 in Form 10-Q for the quarterly period ended September 30, 2010. Refer to paragraph 280-10-50-41(a) of the FASB Accounting Standards Codification.

Note 16. Correction of Errors, page 77

8.   We note you recorded adjustments related to income tax and foreign currency translation matters in 2009 for the correction of errors impacting prior years that were deemed not material. Please tell us in more detail what the nature of these adjustments relate to, whether they are gross or net adjustments and how you determined that the adjustments were immaterial. Further, in future filings disclose the amounts that relate to each period.

Item 9A. Controls and Procedures, page 79

-(a) Evaluation of disclosure controls and procedures, page 79

9.   We note your disclosure that your chief executive officer and chief financial officer "have concluded that [y]our disclosure controls and procedures were effective to ensure that the information required to be disclosed by [us] in reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission." Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

Item 11. Executive Compensation, page 80

10.   We note the disclosure on page 10 of your definitive proxy statement. Please advise us of the basis for your disclosed conclusions regarding the risks of material adverse effects, including the process you undertook to reach that conclusion.

Exhibits 31.1 and 31.2

11.   We note that you have not included the language "(the registrant's fourth fiscal quarter in the case of an annual report)" in paragraph 4(d). Please revise future filings, including any amendment to this filing, to include certifications that conform to the exact wording required by Item 601(b)(31) of Regulation S-K. Please note this comment also applies to the certifications in Forms 10-Q for the quarterly periods ended March 31, June 30 and September 30, 2010.

Form 10-Q for the Quarterly Period Ended September 30, 2010

Note 5. Acquisitions, page 11

12.   With reference to a letter from the staff dated July 1, 2010 regarding your waiver request, we note that disclosure for the acquisition of VisualSonics, Inc. in Forms 8-K filed on July 7, September 7 and September 16, 2010 did not include the audited financial statements for the acquired business for the time span required under Rule 3-05 and the pro forma financial information required under Article 11 of Regulation S-X. We further note in the explanatory note of the September 16, 2010 Form 8-K that you state "upon completion of the reconciliation from Canadian generally accepted accounting principles to U.S. generally accepted accounting principles of the financial statements of VisualSonics . . . , the acquisition proved not to meet any of the significance tests under Rule 3-05 or Article 11 of Regulation S-K, and, thus, Sonosite will not be filing any financial information . . ." Please explain to us in detail the facts and circumstances that changed since your letter dated June 21, 2010 in which you sought a waiver of the requirement to include acquired company and pro forma financial statements. Additionally, please provide to us your significance calculations in accordance with Rule 1-02(w) of Regulation S-X for the VisualSonics acquisition.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

    •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Burton, Staff Accountant at (202) 551-3626 or Lynn Dicker, Reviewing Accountant at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan, Staff Attorney at (202) 551-3269 or Geoffrey Kruczek, Legal Reviewer at (202) 551-3641 with any other questions. In this regard, do not hesitate to contact me at (202) 551-3643.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief